Exhibit 21.1

PARTHUSCEVA, INC.

Subsidiaries

The following are the subsidiaries of ParthusCeva, Inc.

Name	Jurisdiction of Incorporation
ParthusCeva (NI) Limited	Northern Ireland
ParthusCeva (UK) Limited	Northern Ireland
ParthusCeva Communications Limited	Republic of Ireland
ParthusCeva Design Limited	Republic of Ireland
ParthusCeva Development Inc.	California
ParthusCeva Holdings BV	The Netherlands
ParthusCeva Inc.	Cayman Islands
ParthusCeva Ireland Limited	Republic of Ireland
ParthusCeva Ltd	Israel
ParthusCeva Research Limited	Republic of Ireland
ParthusCeva Services Limited	Republic of Ireland
ParthusCeva Software Limited	Republic of Ireland
ParthusCeva Systems Inc.	Delaware
ParthusCeva Technologies Japan Limited	Japan
ParthusCeva Technologies Limited	Republic of Ireland
ParthusCeva Technologies Limited	Hong Kong
ParthusCeva Technologies SARL	France
ParthusCeva SARL	France
ParthusCeva Technologies, Inc	Delaware